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                             April 8, 2021

       Allan Marshall
       Chief Executive Officer
       Grove, Inc.
       1710 Whitney Mesa Drive
       Henderson, NV 89014

                                                        Re: Grove, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 25,
2021
                                                            CIK No. 0001775194

       Dear Mr. Marshall:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 25, 2021

       Our Company, page 3

   1. We note your response to prior comment 3. Please clarify whether such growth estimates over the next five
years depends on favorable U.S. Food and Drug Administration guidance or legislation
from Congress.
       Use of Proceeds, page 26

   2. We note your response to prior comment 9. Please explain to us why you have presented your use of proceeds
based on percentage of the offering sold. In this regard, we note that you contemplate a firm
commitment underwritten offering. Additionally, we note that you
 Allan Marshall
Grove, Inc.
April 8, 2021
Page 2
         intend to use a portion of the proceeds for acquisition investments. To the extent you plan to use the proceeds to finance acquisitions of other businesses, please revise your disclosure to include the nature of the businesses to be sought. Refer to Instruction 6 to
         Item 504 of Regulation S-K.
Capitalization , page 27

3. We note your response to comment 10. Please revise your capitalization table to include a mathematically accurate total for pro forma stockholders' equity and total capitalization.
         Also, revise the first sentence of this section to be labelled as of December 31, 2020 rather than as of September 30, 2020.
Dilution , page 28

4. We note that you disclose that your net tangible book value and pro forma net tangible book value per share is $5,143,000 and $15,143,000 as of December 31, 2020. Please tell us how you calculated these amounts considering that you have total assets of $10,019,396, which is comprised of $2,208,261 of intangible assets and $2,413,815 of goodwill, and $7,696,625 of total liabilities as of December 31, 2020. Revise as necessary.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated pro-forma unaudited financial statements for the three months and six months
2019, page 35

5. We note your responses to comment 27 and 28 and that you present summary consolidated pro forma unaudited results of operations for the three months and six months ended December 31, 2019. You similarly provide a presentation on page 38 of summary unaudited consolidated pro forma results of operations for the year ended June
         30, 2020 and 2019. In consideration of Rule 8-05 of Regulation S-X, revise your filing to provide a condensed pro forma statement of income for the fiscal year ended June 30,
         2020 related to the Infusionz acquisition consummated on July 1, 2020 that complies with the presentation, and disclosure of pro forma financial information requirements of Rule
         11-01 through Rule 11-03 of Regulation S-X. This includes both sets of historical income statements, a column of pro forma adjustments recorded and supporting footnote information.
Description of Business, page 43

6. We note your response to prior comment 14. We also note your disclosure on page F-39 relating to your significant customers for the three and six months ended December 31,
       2020. To the extent you are dependent on one or a few major customers, please identify
FirstName LastNameAllan Marshall
       the customers, describe the material terms of your agreements with such customers and
Comapany     NameGrove,
       file the agreementsInc.
                            as exhibits to your registration statement. Please
also include risk
April 8,factor
         2021 disclosure,
               Page 2     if appropriate.
FirstName LastName
 Allan Marshall
FirstName
Grove, Inc.LastNameAllan Marshall
Comapany
April       NameGrove, Inc.
       8, 2021
April 38, 2021 Page 3
Page
FirstName LastName
Government Regulation, page 56

7. We note your response to prior comment 16. Please revise to clarify whether your flavoring products are subject to EU regulations. To the extent applicable, please expand your disclosure to discuss any foreign regulations applicable to your business.
Note 15. Segment Information, page F-23

8. We note your response to prior comment 22. As previously requested, please explain to us and revise the filing to disclose why you do not allocate any general and administrative expenses to your product segment category as part of the measurement of segment profit.
         Refer to the introductory paragraph of ASC 280-10-50-29 and 50-29(b). Notes to Consolidated Financial Statements
Note 16. Subsequent Events , page F-24

9. We note your response to comment 25 that you have adjusted the shares related to the reverse stock split throughout the filing. However, we do not see where you have adjusted the shares throughout your audited financial statements retroactively for the reverse stock split. As previously requested, please revise the entire filing to present all share information on a post reverse stock split basis to comply with ASC 260-10-55-12 and SAB Topic 4C.
Notes to the Unaudited Condensed Consolidated Financial Statements
Note 14. Segment Information, page F-39

10. We note on pages F-23 through F-23 that you present an "other" category in your segment presentation and do not include this category in your segment presentation here. Please explain to us if you have had a change in your segment reporting structure. If so, please provide the disclosures required by ASC 280-10-50-34 through 50-36 related to this change in segment presentation.
11. We note that your segment disclosures here do not reconcile to your unaudited condensed financial statements included on pages F-26 and F-27. For instance, we note on page F-27 that your total revenue for the six months ended is $7,102,336 rather than $9,308,422.
         Please revise.
 Allan Marshall
FirstName
Grove, Inc.LastNameAllan Marshall
Comapany
April       NameGrove, Inc.
       8, 2021
April 48, 2021 Page 4
Page
FirstName LastName
       You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Mark Lee, Esq.